EXHIBIT 99.24



                               BANRO CORPORATION
                               -----------------

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                                  PRESS RELEASE
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               BANRO TO LAUNCH US $ 10 MILLION EXPLORATION PROGRAM


Toronto, September 20, 2004 - Banro Corporation ( the "Company") (TSX-V-"BNR") announced today it is launching an aggressive exploration program on its properties within the Twangiza-Namoya gold belt located in South Kivu Province in the Democratic Republic of the Congo ( the "Congo").

The principal objective of the 2004-2005 exploration program will be to double the current 2.01 million ounce (using a 1.0 g/t Au Cutoff) measured and indicated resource categories on the properties. Initially grid establishment, geological mapping, soil geochemical, adit and trench geochemical sampling will be undertaken to better define the mineralized zones prior to drilling.

The US $ 10 million exploration program, scheduled to begin in October, will focus on the Company's Twangiza, Kamituga, Lugushwa and Namoya properties. The helicopter supported program, in addition to the above mentioned exploration program, will include approximately 28,000 metres of core drilling. The company anticipates having two drill rigs in operation by end of 2004.

In addition, the Company plans to undertake metallurgical test work and complete an initial scoping study on the Twangiza property during the second half of 2005.

The Company holds a 100% interest in the four properties on the 210 km long Twangiza-Namoya gold belt which the Company believes is one of the most promising undeveloped gold districts in the world. The Company has secured a favourable 25 year Mining Convention which is renewable in 2027.

The 930 sq km Twangiza property has a total measured and indicated resource base of 2.01 Million ounces of gold ( using a 1.0 g/t au cutoff) and an inferred resource base of 1.18 million ounces of gold ( using a 1.0 g/t cutoff). Additional information with respect to the Twangiza property resource base is contained in the technical report dated April 30, 2003 prepared for the Company by CME Consulting Ltd and filed on SEDAR, as well as in the Company's September 16, 2003 press release.

Commenting on the forthcoming exploration program, the Company's President and CEO, Peter Cowley said: "With the proceeds of a recently completed financing, Banro is well funded and has recruited an experienced exploration team with a proven track record in Africa, led by Mike Skead, formerly of Ashanti Goldfields. Our office in Bukavu is currently being expanded with personnel and field equipment and we are pleased to be moving forward with our exploration program".


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Peter  Cowley,  P.Eng,  a  Qualified  Person as defined by  National  Instrument
43-101, reviewed the technical information in this release.

Banro Corporation is a Canadian based gold exploration company focused on the development of its wholly owned properties in the South Kivu and Maniema provinces of the Democratic Republic of the Congo.

For further information please visit our website at www.banro.com or contact:


Peter Cowley
President and CEO

United Kingdom

Tel: (44) 790 454 0856


Arnold T. Kondrat
Executive Vice President

Toronto, Ontario

or


Martin Jones
Corporate Communications

Toronto, Ontario

Tel: (416) 366-2221


The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.